Exhibit 1
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RNS Number : 2394U
WPP Group PLC
12 May 2008

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For Immediate Release                                                12 May 2008


                              WPP GROUP PLC ("WPP")


   WPP Group plc Announces the Publication of the Prospectus for the Issuance

         of (euro)750,000,000 6.625 per cent. Guaranteed Bonds due 2016


WPP Group plc announces the following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus in respect of the issuance of (euro)750,000,000 6.625 per cent. Guaranteed Notes due 2016.

To view the full document, please paste the following URL into the address bar of your browser.

Prospectus

http://www.rns-pdf.londonstockexchange.com/rns/2394U_-2008-5-12.pdf
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For further information, please contact:

Paul Delaney
c/o WPP Group plc
27 Farm Street
London W1J 5RJ

Tel: + 44 (0)207 408 2204
Fax: + 44 (0)207 491 8417
Email: pdelaney@wpp.com


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to



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whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.


                     This information is provided by RNS The
               company news service from the London Stock Exchange

END


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